UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the closing of the offering of Real Estate Receivables Certificates

—

Rio de Janeiro, December 6, 2022 – Petróleo Brasileiro S.A. – Petrobras (Company), continuing the notices released on October 31, 2022, and November 16, 2022, hereby informs that the public offering of real estate receivables certificates (CRI), in three (3) series, comprising the first (1st), second (2nd) and third (3rd) series of the (sixty-seventh) (67th) issuance of Opea Securitizadora S.A., backed by book-entry commercial notes of the second (2nd) issuance of the Company (Commercial Notes), pursuant to Comissão de Valores Mobiliários (CVM) Instruction No. 400/2003, CVM Resolution No. 60/2001 and other applicable legal and regulatory provisions (Offering), in the total amount of one billion, five hundred and fourteen million, nine hundred and seventy-one thousand Reais (BRL 1,514,971,000.00), was closed today.

The Offering allowed the Company to raise funds in the local market at competitive costs, in line with its liability management strategy.

The final settlement of the Offering took place on December 5, 2022.

This notice is exclusively informative, under the terms of the legislation in force, and should not be interpreted or considered, for all legal purposes and effects, as material for the sale and/or disclosure of the Commercial Notes and/or the Offering.

www.petrobras.com.br/en

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, No. 28 – 19 Floor – 20231-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act 1933, as amended (Securities Act) and Section 21E of the Securities Trading Act 1934, as amended (Trading Act) which reflect expectations only of the Company's managers. The terms: “anticipates”, “believes”, “expects”, “forecasts”, “intends”, “plans”, “projects”, “aims”, “should”, as well as other similar terms, are intended to identify such forecasts , which evidently involve risks or uncertainties, foreseen or not, by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely exclusively on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer